Letter of Employment

BusinessMall.Com, Inc. ("the Company") a wholly owned subsidiary of Progressive Telecommunications Corporation, having its primary office at 601 Cleveland Street, Clearwater, Florida ("Progressive") seeks to employ John Scott of 79 Emerald Drive, Danville, NH 03819 (Employee), for the position of Director of Software Development.

The terms of employment are as follows:

The term of employment will be continuous for a period of one year from the date of signing.

The Company reserves the right to immediately discontinue employment of Employee prior to the expiration of the one year term of employment in the unlikely event that TopSpeed Corporation sues the Company or Progressive to a successful conclusion for employing Employee based on TopSpeed contracts with Employee or the Company or Progressive dated prior to the date of this document, without prejudice to the rights of Employee to earnings, bonuses and benefits accrued from inception to termination of employment.

Upon the execution of this letter agreement, Progressive shall issue to Employee a signing bonus twenty thousand (20,000) of its common stock (the "Shares") and twenty thousand (20,000) common stock purchase warrants (the "Warrants"). Each Warrant shall be exercisable into shares of Progressive's common stock at the rate of $2.50 per share. The Warrants shall have a term of two years. Progressive shall register the Shares and the shares of common stock underlying the Warrants with the Securities and Exchange Commission immediately under S-8 as of the date of the execution of this letter agreement.

The minimum compensation for the first six months of this agreement will be $7,083.33 per month ($85,000.00 annualized) paid biweekly. The minimum compensation for the second six months of this agreement will be $8,333.33 per month ($100,000.00 annualized) paid biweekly.

Employee will participate in the BusinessMall bonus compensation program at the executive level once said program is developed and implemented.

Company shall provide and pay for in its entirety Employee with such family health and medical benefits as the Company accords its executive officers.

Employee is entitled, if needed to 7 fully compensated sick days per calendar year.

Employee is entitled to three weeks fully compensated vacation time during the term of this agreement.

The Company acknowledges that the Employee currently lives in New Hampshire. The Employee will work virtually from his home in New Hampshire and travel to the Companies offices in Florida as required. The Company will pay for all travel related expenses as well as provide accommodations and ground transportation in Florida. The Company will pay for all telecommunication costs associated with the Employee working from his home office.

Employee agrees to devote full-time attention and effort to the business of the Company during the term of employment hereunder. The Employee shall perform his duties faithfully, diligently and to the best of his ability. Employee, at all times, shall use his best efforts to preserve, protect. enhance and maintain the trade, business and goodwill of the Company.

All programs, source code, and applications generated as part of this agreement as well as all associated notes, work papers and flow diagrams are the sole property of Progressive Telecommunications and BusinessMall.Com. Employee waives all rights to title and interest to the fruits of these programs except as follows:

Employee will be entitled to a royalty equal to ten percent (10%) of the Company net income generated by the sale of such programs that are substantially written (at least 75% of the man hours utilized to develop software were expended by Employee) by EMPLOYEE and are not Company base operational in nature. Programs that are developed solely for the operation of the Company or to be used freely by Company members are not included in this royalty program. This royalty program will survive the termination of Employee's employment and will not expire.

Employee will be entitled to a royalty equal to five percent (5%) of the Company net income generated by such programs that are written by others but supervised and developed for the Company by Employee. Programs that are developed solely for the operation of the Company or to be used freely by Company members are not included in this royalty program. This royalty program will survive the termination of Employee's employment and will not expire.

Employee, as a condition to the Company entering into this letter agreement, agrees to sign a confidentiality and non-disclosure agreement.



/s/ John Scott		                 				/s/ Barry L. Shevlin
John Scott					                     	Barry L. Shevlin
						                              	President and CEO
						                              	Progressive
					                              		Telecommunications Corp.